June 12, 2008

Christina DiAngelo
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Re:   AFL-CIO Housing Investment Trust
      File No.:811-3493, 333-59762 and 2-78066

Dear Ms. DiAngelo:

This letter is in response to your comments in connection with your review pursuant to the Sarbanes-Oxley Act of 2002 of the Form N-SAR and Form N-CSR of the AFL-CIO Housing Investment Trust (herein, "Registrant" or the "Trust"), as filed with the Securities and Exchange Commission (the "Commission") on February 28, 2008 and March 6, 2008, respectively. Each of your comments is listed below, followed by the Trust's response.

Form N-SAR

         Comment: There is a typographical error in the first paragraph of the Accountant's Report on Internal Control, showing the year-end as December 13, instead of December 31. The Registrant should refile the letter with the correct date.

         Response: The Trust has complied. The revised letter was filed June 10, 2008.

Form N-CSR

         Comment: The line graph and table presented on Page 3 of the Annual Report in response to Item 22(b)(7) of Form N-1A do not include disclosure stating "the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares".

         Response: The Trust has not included this disclosure because eligible investors in the Trust are exclusively tax-exempt entities. In accordance with our discussion with you, the Trust will continue to omit this disclosure in future filings.


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         Comment: The graphical representation of the Trust's portfolio holdings on Page 5 of the Annual Report in response to Item 22(d)(2) of Form N-1A does not include disclosure stating the basis of presentation. The Registrant should include this disclosure.

         Response: The Trust will comply and include disclosure stating the basis of presentation in all future filings.

         Comment: The Trust's Expense Example on Page 9 of the Annual Report presents the calculation based on the Trust's minimum investment amount of $50,000. The Registrant should present this calculation based on $1,000, as required by Item 22(d)(1) of Form N-1A.

         Response: The Trust will comply and present this calculation based on $1,000 in all future filings.

         Comment: In the Statement of Assets and Liabilities on Page 13 of the Annual Report, the clause "Investments, at fair value" should be revised to read "Investments, at value" line item.

         Response: The Trust will comply and revise the clause to read "Investments, at value" in all future filings.

         Comment: In Footnote 9 to the Schedule of Portfolio Investments, on Page 22 of the Annual Report, the Registrant should add disclosure stating the interest rate(s) and date(s) for the Ginnie Mae securities collateralizing the repurchase agreement.

         Response: The Trust will comply and add disclosures stating the interest rate(s) and date(s) for the securities collateralizing any repurchase agreement required to be included in the Schedule of Portfolio Investments in all future filings.

         Comment: The Trust's disclosure under Item 4(d) of Form N-CSR does not set forth the nature of the services comprising the fees disclosed under "All Other Fees". The Registrant should disclose the nature of the services comprising the fees disclosed in Response to Item 4(d).

         Response: The Trust will comply and disclose the nature of the services comprising any fees required to be disclosed under Item 4(d) of Form N-CSR in all future filings.

         Further, in connection with the staff's review of its Form N-SAR and Form N-CSR, the Registrant acknowledges that, with respect to the filings made by the Registrant with the Commission and reviewed by the staff:


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         (a) The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

         (b) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

         (c) The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Should you have any questions or comments on any of the foregoing or require additional information with respect to any matter, please do not hesitate to contact the undersigned at 202-467-2587.


                                                            Very truly yours,

                                                            /s/ Mary C. Moynihan
                                                            -------------------
                                                            Mary C. Moynihan
                                                            General Counsel

cc:    Richard Ravitch
       (Chair, Board of Trustees)

       Marlyn Spear
       (Chair, Audit Committee of the Board of Trustees)

       Martin E. Lybecker
       (Wilmer Cutler Pickering Hale and Dorr LLP)


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